April 29, 2016	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Kathleen Collins
Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                         Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated April 26, 2016, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).

In the letter, you request that the Company submit to the Staff a response to the comments contained in the letter within 10 business days or an indication from the Company as to when it intends to provide you with a response.  As discussed by telephone with David Edgar of the Staff, the Company intends to respond to the Letter no later than May 24, 2016.

If you have any questions, please do not hesitate to call me at (310) 255-2030, Dennis Durkin, our Chief Financial Officer at (310) 255-2408, or Stephen Wereb, our Chief Accounting Officer at (310) 496-5260.

Sincerely,

/s/ Jeffrey A. Brown
Jeffrey A. Brown
Secretary, Activision Blizzard, Inc.